UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: 360-980-8524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Michael Lerner, Esq.

Steven Skolnick, Esq.

James O’Grady, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 262-6700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$56,793,258	$6,883.34

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 141,983,145 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $0.40 per share of common stock, which represents the average of the high and low sales price of the common stock on May 7, 2019.

(2)	Calculated by multiplying the transaction value by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)

EX-99(a)(1)(B)

EX-99(a)(1)(C)

EX-99(a)(1)(D)

EX-99(a)(5)(A)

EX-99(a)(5)(B)

EX-99(a)(5)(C)

EX-99(a)(5)(D)

EX-99(a)(5)(E)

EX-99(a)(5)(F)

EX-99(a)(5)(G)

EX-99(a)(5)(H)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise (the “Exercise Offer”) filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)

The name of the subject company (issuer) and filing person (offeror) is CytoDyn Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

(b)

As of May 13, 2019, the Company has: (i) outstanding warrants to purchase 9,960,000 shares of the Company’s common stock issued to investors with an exercise price of $0.30 per share (the “$0.30 Warrants”); (ii) outstanding warrants to purchase 16,049,940 shares of the Company’s common stock issued to investors with an exercise price of $0.50 per share (the “$0.50 Warrants”); (iii) outstanding warrants to purchase 500,000 shares of the Company’s common stock issued to investors with an exercise price of $0.51 per share (the “$0.51 Warrants”); (iv) outstanding warrants to purchase 300,000 shares of the Company’s common stock issued to investors with an exercise price of $0.565 per share (the “$0.565 Warrants”); (v) outstanding warrants to purchase 100,000 shares of the Company’s common stock issued to investors with an exercise price of $0.64 per share (the “$0.64 Warrants”); (vi) outstanding warrants to purchase 1,608,996 shares of the Company’s common stock issued to investors with an exercise price of $0.675 per share (the “$0.675 Warrants”); (vii) outstanding warrants to purchase 99,508,677 shares of the Company’s common stock issued to investors with an exercise price of $0.75 per share (the “$0.75 Warrants”); (viii) outstanding warrants to purchase 50,000 shares of the Company’s common stock issued to investors with an exercise price of $0.76 per share (the “$0.76 Warrants”); (ix) outstanding warrants to purchase 50,000 shares of the Company’s common stock issued to investors with an exercise price of $0.81 per share (the “$0.81 Warrants”); (x) outstanding warrants to purchase 1,066,667 shares of the Company’s common stock issued to investors with an exercise price of $0.825 per share (the “$0.825 Warrants”); (xi) outstanding warrants to purchase 150,000 shares of the Company’s common stock issued to investors with an exercise price of $0.83 per share (the “$0.83 Warrants”); (xii) outstanding warrants to purchase 240,000 shares of the Company’s common stock issued to investors with an exercise price of $0.92 per share (the “$0.92 Warrants”) (xiii) outstanding warrants to purchase 9,899,989 shares of the Company’s common stock issued to investors with an exercise price of $1.00 per share (the “$1.00 Warrants”); (xiv) outstanding warrants to purchase 210,000 shares of the Company’s common stock issued to investors with an exercise price of $1.02 per share (the “$1.02 Warrants”); (xv) outstanding warrants to purchase 250,000 shares of the Company’s common stock issued to investors with an exercise price of $1.15 per share (the “$1.15 Warrants”); (xvi) outstanding warrants to purchase 1,150,000 shares of the Company’s common stock issued to investors with an exercise price of $1.25 per share (the “$1.25 Warrants”); (xvii) outstanding warrants to purchase 888,876 shares of the Company’s common stock issued to investors with an exercise price of $1.35 per share (the “$1.35 Warrants” and collectively with the $0.30 Warrants, the $0.50 Warrants, the $0.51 Warrants, the $0.565 Warrants, the $0.64 Warrants, the $0.675 Warrants, the $0.75 Warrants, the $0.76 Warrants, the $0.81 Warrants, the $0.825 Warrants, the $0.83 Warrants, the $0.92 Warrants, the $1.00 Warrants, the $1.02 Warrants, the $1.15 Warrants and the $1.25 Warrants, the “Original Warrants”).

Pursuant to the Exercise Offer, the Original Warrants will be amended to reduce the exercise price of the Original Warrants to the lower of (x) their respective existing exercise price (the “Original Exercise Price”) or (y) $0.40 per share of common stock in cash on the terms and conditions set forth in the Exercise Offer. In addition, as a further inducement to holders to participate in the Offer, the Company will issue to participating holders shares of common stock equal to an additional 50% of the number of shares issuable upon exercise of the Original Warrants. As a result, participating holders will receive an aggregate of 150% of the number of shares of common stock originally issuable upon exercise of the Original Warrants. There is no minimum participation requirement with respect to the Exercise Offer.

As of May 13, 2019, the Company had: (i) 329,395,752 shares of common stock outstanding; (ii) 921,000 shares of Series B Preferred Stock outstanding, and 441,155 shares of common stock that would be issuable at our election in lieu of cash as accrued dividends, if declared thereunder; (iii) 6,492,000 shares of common stock issuable upon conversion of outstanding Series C Preferred stock, and 97,824 shares of common stock that are issuable at the holder’s election in lieu of cash as dividends; (iv) outstanding warrants to purchase 164,089,977 shares of common stock (including the Original Warrants); and (v) outstanding options to purchase 14,851,872 shares of common stock issued pursuant to the Company’s 2012 Equity Compensation Plan (the “Plan”). In addition, the Company has reserved (i) an additional 42,989,414 shares of common stock reserved for issuance upon the conversion or redemption of outstanding convertible notes and an additional 1,904,233 shares of common stock reserved for interest on such convertible notes, which may be paid in common stock rather than cash, (ii) an additional 24,144 shares of common stock for issuance pursuant to the Plan, (iii) an additional 2,620,000 shares of common stock earned by, but not yet issued to, the Company’s investment bank for advisory services in connection with the Company’s recent acquisition transaction with ProstaGene, LLC and other advisory services and (iv) an additional 379,880 shares of common stock earned by management but not yet issued.

(c)

No trading market exists for the Original Warrants or the Amended Warrants offered pursuant to the Exercise Offer. Information about the trading market and price of the Company’s common stock under Section 12: “Trading Market of Original Warrants, Amended Warrants and Common Stock” of the Exercise Offer is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Scott A. Kelly, M.D.	Chairman of the Board
Nader Z. Pourhassan, Ph.D.	President and Chief Executive Officer, Director
Richard G. Pestell, M.D., Ph.D.	Chief Medical Officer, Director
Nitya G. Ray, Ph.D.	Chief Technology Officer- Head of Process Sciences, Manufacturing & Supply Chain
Michael D. Mulholland	Chief Financial Officer
Carl C. Dockery	Director
Gregory A. Gould	Director
Jordan G. Naydenov	Director
Michael A. Klump	Director
David F. Welch, Ph.D.	Director

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Exercise Offer” of the Exercise Offer is incorporated herein by reference.

(b)

See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	Not applicable.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purposes of the transaction under Section 2: “Purposes of the Exercise Offer and Use of Proceeds” of the Exercise Offer is incorporated herein by reference.

(b)

The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Exercise Offer, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Exercise Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of May 13, 2019, the Company had 329,395,752 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 141,983,145 shares of common stock, and a maximum of 212,974,717 shares of common stock may be issued in connection with the Exercise Offer.

Assuming all Original Warrants subject to this Exercise Offer are exercised for cash, the Company’s outstanding shares of common stock would increase to 542,370,469 shares, with such shares issued upon exercise representing approximately 65% of the then outstanding shares of common stock.

The Company currently has only 36,449,021 million shares of common stock authorized and available for issuance as Additional Shares in the Exercise Offer. Upon expiration of the Offer Period, if the number of Additional Shares issuable to participating holders exceeds the number of available shares, the Company will need to allocate such available shares pro rata and return unexercised any Original Warrants that relate to Additional Shares that are not able to be issued. However, the Company does not expect that any such allocation will be necessary, because the Company expects that, prior to the expiration of the Offer Period, the number of authorized shares of common stock will be increased to be in excess of the maximum number of Additional Shares issuable in the Exercise Offer (assuming full participation); provided that a proposal to increase the number of authorized shares of common stock by 100,000,000 is approved at the Company’s special meeting of stockholders on May 22, 2019. To the extent the stockholder proposal is not approved, then the Company will file and distribute to all holders certain supplemental materials, and (if necessary) extend the Expiration Date, as required under the Exchange Act and the rules of the SEC thereunder, to specify the proper allocation procedures and permit holders to withdraw or modify any previously submitted election forms.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information about the source of funds under Section 13: “Source and Amount of Funds” of the Exercise Offer is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	As of May 13, 2019, there are outstanding Original Warrants to purchase an aggregate of 141,983,145 shares of common stock which are subject to this Exercise Offer. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
Scott A. Kelly, M.D. (1)	Chairman of the Board	716,666	*	%
Carl C. Dockery (2)	Director	1,425,000	*	%
David F. Welch, Ph.D. (3)	Director	1,000,000	*	%
Jordan G. Naydenov	Director	450,000	*	%

*	Less than 1%
(1)	Includes (i) warrants covering 550,000 shares of common stock held by Dr. Kelly and (ii) warrants covering 166,666 shares of common stock held by Dr. Kelly’s spouse.
(2)	Includes warrants covering 1,425,000 shares of common stock held by a limited partnership for which Mr. Dockery is the managing member and has voting and dispositive power.
(3)	Includes warrants covering 1,000,000 shares held by a limited liability company in which Dr. Welch is the managing member and has voting and dispositive power.

Except as set forth above, none of the Company’s other executive officers or directors hold Original Warrants.

(b)

On May 8, 2019, the Company entered into Warrant Exercise Agreements with a limited number of substantial holders of outstanding warrants of the Company, including Dr. David F. Welch and Michael A. Klump and certain entities affiliated with each, providing for the exercise of certain Original Warrants on terms substantially identical to the terms of this Exercise Offer. Pursuant to those agreements, as an inducement to immediately exercise those Original Warrants, the Company (i) reduced the exercise price of those Original Warrants to $0.40 (if lower than the existing exercise price) and (ii) agreed to issue an additional one-half share of common stock for each share of common stock underlying those Original Warrants. The shares of common stock were subject to certain lockup restrictions for a six-month period following the closing date. In the aggregate, 2,476,921 shares of common stock were issued to Dr. Welch, and 5,437,499 shares of common stock were issued to Mr. Klump. Dr. Welch and Mr. Klump are members of the Company’s board of directors and participated on terms identical to those applicable to other investors. The terms of these transactions were previously disclosed by the Company on its Current Report on Form 8-K filed with the SEC on May 9, 2019.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The information about the soliciting agent under Section 20: “Fees and Expenses” of the Exercise Offer is incorporated herein by reference.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Exercise Offer without additional compensation.

Item 10.	FINANCIAL STATEMENTS

(a)

The financial information required by Item 1010(a) is included under Section 15 “Information Regarding CytoDyn Inc.” of the Exercise Offer, and as amended and supplemented, is incorporated by reference.

(b)

The pro forma financial information required by Item 1010(b) is included under Section 16 “Accounting Consequences of the Exercise Offer” of the Exercise Offer, as amended and supplemented, and is incorporated by reference.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)

There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Exercise Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Exercise Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a) (1)(A)	Letter to Holders of Original Warrants

(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

(1)(C)	Form of Election to Participate

(1)(D)	Form of Notice of Withdrawal

(5)(A)

Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended May 31, 2018, 2017 and 2016 (as filed with the SEC on July 27, 2018 and amended on September 28, 2018 and incorporated herein by reference)

(5)(B)	Report on Form 10-Q for the quarter ended August 31, 2018 (as filed with the SEC on October 9, 2018 and incorporated herein by reference)

(5)(C)	Report on Form 10-Q for the quarter ended November 30, 2018 (as filed with the SEC on January 9, 2019 and incorporated herein by reference)

(5)(D)	Report on Form 10-Q for the quarter ended February 28, 2019 (as filed with the SEC on April 9, 2019 and incorporated herein by reference)

(5)(E)

Registration Statement on Form S-3, as amended (File No. 333-213866), which registers the resale of shares of common stock underlying certain Original Warrants (as filed with the SEC on October 19, 2016 and declared effective on October 21, 2016, and incorporated herein by reference)

(5)(F)

Registration Statement on Form S-3, as amended (File No. 333-223195), which registers the issuance of shares of common stock underlying certain Original Warrants (as filed with the SEC on February 23, 2018 and declared effective on March 7, 2018, and incorporated herein by reference)

(5)(G)

Registration Statement on Form S-3, as amended (File No. 333-223563), which registers resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on March 22, 2018 and declared effective on March 23, 2018 and incorporated herein by reference)

(5)(H)

Registration Statement on Form S-3, as amended (File No. 333-228991), which registers the resale of shares of common stock underlying certain Original Warrants (as filed with the SEC on February 13, 2019 and declared effective on February 14, 2019 and incorporated herein by reference)

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYTODYN INC.

Date: May 14, 2019	By:	/s/ Nader Z. Pourhassan, Ph.D.
	Name:	Nader Z. Pourhassan, Ph.D.
	Title:	President and Chief Executive Officer
(Principal Executive Officer)